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Exhibit (1)

A PRESS RELEASE FROM:

HUBCO, INC, 3100 BERGENLINE AVENUE, UNION CITY, NJ  07087

FOR FURTHER INFORMATION:



AT THE COMPANY                     AT THE FINANCAL RELATIONS BOARD
D. Lynn Van Borkulo-Nuzzo,         Kerry Thalheim
Corporate Secretary & First        675 Third Avenue
Senior Vice President              New York, NY  10017
(201) 348-2326                     (212) 661-8030


FOR IMMEDIATE RELEASE
February 28, 1994


         HUBCO, Inc. and Statewide Approve Extension Of
                   Merger-Conversion Agreement


UNION CITY, NJ, February 28, 1994 -- HUBCO, Inc (NASDAQ: HUBC) and Statewide Savings Bank, S.L.A. have announced today that they have received the approval of the State of New Jersey, Department of Banking for the stock conversion of Statewide Savings Bank and its acquisition by HUBCO. The parties also announced that they have entered into an agreement to extend the date at which either party may terminate the contract to June 30, 1994, from March 31, 1994, in order to accommodate a delay in the review of the transaction by the Federal Deposit Insurance Corporation.

HUBCO and Statewide previously announced that they had entered into an acquisition agreement pursuant to which HUBCO would acquire Statewide in a merger conversion. As part of the merger conversion, Statewide depositors would be offered the right to buy stock in HUBCO. HUBCO stock will be offered first to depositors of Statewide, then to HUBCO's shareholders and finally in a community offering, if necessary. HUBCO is required to sell an amount of stock equal to Statewide's proforma appraised value, which is currently estimated to be $35 million. The price of the stock to Statewide's depositors and HUBCO's shareholders is expected to be $18.00 per share, a discount from the current market price of HUBCO stock.

Consummation of the merger conversion transaction is subject to the receipt of all necessary regulatory approvals and the approval of the depositors of Statewide at a meeting of its members.

On February 8, 1994, the FDIC announced a new interim rule governing stock conversions of state-chartered savings banks. The adoption of this new rule has resulted in a delay by the FDIC in its approval process. Because of this delay, the parties agreed to extend the potential termination date of the acquisition agreement to June 30, 1994. The acquisition requires the approval of the Federal Reserve Bank of New York which is also pending.

"Our Board approved and extended this agreement because it will enable us to enhance our ability to service our customers, presents us with the opportunity to transfer value to our depositors, and represents a unique opportunity to merge with a strong financial institution that shares the same concerns for its customers and employees as we do," added William Davidson, Chairman and Chief Executive Officer of Statewide Savings.

"We are pleased to have a community-oriented institution like
Statewide join us and look forward to the two institutions becoming one," stated Kenneth T. Neilson, President and Chief Executive
Officer of HUBCO.

HUBCO Inc., with assets of $1.04 billion, owns Hudson United Bank which presently operates 37 branches in Bergen, Essex, Hudson, Middlesex, Morris and Passaic Counties.

Statewide, headquartered in Jersey City, New Jersey, is a mutual savings and loan association with $520 million in assets and 13 offices serving Bergen, Hudson and Union counties.